Exhibit 1(A)(5)(e)

                              Primary Insured Rider


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                        AUSA LIFE INSURANCE COMPANY, INC.
                                (A STOCK COMPANY)

                      Home Office: Purchase, New York
                Administrative Office: Clearwater, Florida

                           PRIMARY INSURED RIDER

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IN THIS RIDER, the Primary Insured is named on Page 3 of the Policy. The Primary
Insured will be referred to as YOU or YOUR. AUSA Life Insurance Company, Inc. will be referred to as WE, OUR, or US.

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BENEFIT. We will pay the Face Amount of this Rider as shown on Page 4 of the
Policy when We receive due proof that Your death occurred while this Rider was In Force.

CONSIDERATION. This Rider is issued in consideration of:

   1.   the application for this Rider; and
   2.   the payment of the Initial Premium.

INCONTESTABILITY. This Rider shall be incontestable after it has been In Force while You are still alive, for two years after the effective date of this Rider.

SUICIDE. If this Rider is issued on the same date as the Policy, the Suicide Provision of the Policy is applicable to this Rider. If this Rider is issued after the Policy and if You die by suicide, while sane or insane, within two years after the effective date of this Rider, Our liability for this Rider shall be limited to an amount equal to the excess of the total monthly deductions for this Rider less any premiums being refunded under the Suicide Provision of the Policy to which this Rider is attached.

CONVERSION PRIVILEGE. On any Monthiversary while this Rider is In Force, the Owner may exchange this Rider, without evidence of insurability, for a new policy on Your life. Such new policy will be issued upon written request subject to the following:

   1. The Rider has not reached the Anniversary nearest Your 70th birthday; and
   2. The new policy is on any permanent plan of insurance then offered by Us; and
   3. The amount of insurance upon conversion will equal the Face Amount then In Force under this Rider; and
   4. The payment of the premium based on Your rate class under this Rider.

TERMINATION.  This Rider will terminate on the earliest of:

   1.  The Anniversary nearest Your 70th birthday;
   2.  The date this Policy terminates;
   3.  The date of conversion of this Rider;
   4. The Monthiversary on which this Rider is terminated on written request by the Owner.

GENERAL. This Rider is part of the Policy. It is subject to all the terms of this Rider and the policy. This Rider has no cash value.


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4. The monthly deduction for this Rider, for each of the first 12 policy months, is shown on Page 4 of the Policy. Monthly deductions after the first policy year will be calculated consistent with the monthly cost of insurance and monthly cost of insurance rates provisions of the Policy to which this Rider is attached.

EFFECTIVE DATE. This Rider becomes effective on the same date as the Policy unless a later date is shown here.

                     AUSA LIFE INSURANCE COMPANY, INC.


                            /s/ CRAIG D. VERMIE
                            --------------------------
                                Craig D. Vermie
                                Secretary